

Mail Stop 3561

July 17, 2017

Michael Bannon
President
Drone USA, Inc.
One World Trade Center
285 Fulton Street, 85th Floor
New York, NY 10007

> **Re: Drone USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 27, 2017**
> **File No. 000-55789**

Dear Mr. Bannon:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2017 letter.

Organizational History, page 1

1. We note your revised disclosure in response to our previous comments 4 and 20 appears to indicate that you believe the consideration for the BRVANT agreement consists only of the appointment of the Brazilian entity CEO to CTO and the 2,000,000 stock option grant, and that the payment of $1 million at a future undetermined date is non-binding and related only to the acquisition of full ownership of BRVANT. However, the form of the agreement in Exhibit 10.4 states that, as consideration for the four items listed, you agreed to exchange "…two million shares of Drone USA (that represents XX%) and One million dollars cash paid over a period to be defined at a later date…" Please support your assertion that the payment of the one million dollars is related only to the optional full acquisition of BRVANT, and not the other items enumerated in this agreement.

2. We note your response to our prior comment 5 and reissue in part. While the response letter indicates your intent to disclose the consideration paid for your agreement with the Portuguese Government, the national aviation authority of Portugal, and Aeroportos de Portugal, we are unable to locate such added disclosure. If material, please disclose the consideration paid.

Our financial status raises doubt about our ability to continue as a going concern, page 16

3. We note your disclosure that as of June 2017 you have received demand notices from collection agencies on behalf of several vendors. If material, please disclose amounts due to the vendors and the nature of your relationship with the vendors.

Our obligations to our senior secured lender, TCA, page 25

4. Consistent with your disclosure on pages 13 and 16, please disclose here and in the risk factor that immediately follows this one, that an event of default has already taken place and that on April 13, 2017 you received a default notice on your payment obligations under the secured credit facility agreement with TCA.

Security Ownership of Certain Beneficial Owners and Management, page 53

5. We note your response to prior comment 18 regarding the voting rights of the Series A Preferred Stock, and your disclosure that each share of Series A preferred stock entitles the holder to vote on all matters submitted to a vote of shareholders with each share casting a vote equal to the quotient of the sum of all outstanding shares of common stock divided by 0.99. Please disclose the total number of votes that Mr. Bannon would be entitled to cast in connection with his ownership of 250 shares of Series A preferred stock (based on the total number of outstanding shares of common stock as of the latest practicable date).

6. We note your disclosure on page 74 that a note payable in default was convertible into approximately 17,670,000 shares of common stock. Please provide your analysis as to whether the holder of such note is required to be included in your beneficial ownership table under Item 403. Refer to Exchange Act Rule 13d-3.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure